As filed with the Securities and Exchange Commission on December 15, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

GLOBALSCAPE, INC.

(Exact name of registrant as specified in its charter)

State of Delaware	7372	74-2785449
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

6000 Northwest Parkway, Suite 100

San Antonio, Texas 78249

(210) 308-8267

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles R. Poole, President and Chief Executive Officer

GlobalSCAPE, Inc.

6000 Northwest Parkway, Suite 100

San Antonio, Texas 78249

(210) 308-8267

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Steven R. Jacobs	David Valenti
Jackson Walker L.L.P.	Jackson Walker L.L.P.
112 East Pecan Street, Suite 2400	100 Congress Avenue, Suite 1100
San Antonio, Texas 78205	Austin, Texas 78701
Telephone: (210) 978-7700	Telephone: (512) 236-2000
Facsimile: (210) 978-7790	Facsimile: (512) 236-2002

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.001 per share	4,732,000	$2.35	(2)	$11,120,200	$1,190

(1)             Pursuant to Rule 416 of the Securities Act, this registration statement also registers such additional shares of common stock as may become issuable to prevent dilution as a result of stock splits, stock dividends or similar transactions.

(2)             Estimated in accordance with Rule 457(c) of the Securities Act solely for the purpose of computing the amount of registration fee based on the average of the high and low prices of the registrant’s Common Stock as reported on the OTC Bulletin Board on December 12, 2006.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Subject to completion, dated December 15, 2006

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PROSPECTUS

4,732,000 Shares

GlobalSCAPE, Inc.

Common Stock

This prospectus relates to resales of up 4,732,000 shares of our common stock consisting of (i) 3,866,720 shares of common stock and (ii) 1,352,000 shares of common stock issuable upon exercise of warrants. The shares of common stock and the warrants were sold to the Selling Stockholders in a transaction that was completed on November 16, 2006. The warrants have a 5-year term and will be exercisable beginning May 15, 2007.

The shares of common stock to which this prospectus relates may be sold from time to time by and for the account of the Selling Stockholders named in this prospectus or in supplements to this prospectus. The Selling Stockholders may sell all or a portion of these shares from time to time in market transactions, in negotiated transactions or otherwise. See “Plan of Distribution” on page 18 for additional information on the methods of sale.

We will not receive any of the proceeds from the sale of the shares of common stock offered by the Selling Stockholders. We may, however, receive cash proceeds upon the exercise of warrants to purchase 1,352,000 shares of common stock with an exercise price of $3.15 per share held by the Selling Stockholders. If all of such warrants are exercised for cash, we will receive aggregate cash proceeds from such exercise of approximately $4.3 million.

Our common stock is quoted on the OTC Bulletin Board under the symbol “GSCP.OB.” On December 13, 2006, the last reported sales price of our common stock on the OTC Bulletin Board  was $2.40 per share.

Investing in these securities involves risks. You should carefully review the information contained in this prospectus under the heading “Risk Factors” beginning on page 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                         , 2006.

i

Preliminary Notes

GlobalSCAPE®, CuteFTP®, CuteSITE Builder®, PureCMS®, CuteZIP®, CuteHTML® and CuteMAP® are registered trademarks of GlobalSCAPE Texas, LP. GlobalSCAPE Secure FTP Server, GlobalSCAPE Transfer Engine, ContentXML and SnapEdit are trademarks of GlobalSCAPE Texas, LP. Other trademarks and tradenames in this prospectus are the property of their respective owners.

In this prospectus, we use the following terms:

“FTP” or File Transfer Protocol is a protocol used to transfer files over the internet.

“HTTP” or Hyper Text Transfer Protocol is a protocol commonly used to transfer hypertext documents between a web server and a web browser.

“S/Key” is a security system in which a one-time challenge-response password scheme is used to authenticate access to data. The purpose of S/Key is to eliminate the need for the same password to be sent over a network each time a password is needed for access.

“SSH/2” or Secure Shell is a protocol that provides encrypted  network  communications between two computers.

“SSL” or Secure Socket Layer uses cryptography to encrypt data between the web server and the web browser.

Forward Looking Information

This prospectus and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. “Forward-looking statements” are those statements that are not of historical fact, but describe management’s beliefs and expectations. We have identified many of the forward-looking statements in this prospectus by using words such as “anticipate,” “believe,” “could,” “estimate,” “may,” “expect,” and “intend.”  Although we believe these beliefs and expectations are reasonable, our operations involve a number of risks and uncertainties, including those described in the “Risk Factors” section of this prospectus and other documents filed with the Securities and Exchange Commission. Therefore, our actual results could differ materially from those discussed in this prospectus and such other documents.

SUMMARY

This is only a summary and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the “Risk Factors” section as well as the information incorporated by reference into this prospectus under “Where You Can Find More Information.”

GlobalSCAPE

We develop and distribute secure file management software for individuals and business users to safely send data over the internet and Wide-Area File System (WAFS) collaboration and Continuous Data Protection (CDP) products.  Our file management products guarantee the privacy of critical information such as financial data, medical records, customer files and other similar documents.  In addition, these products ensure compliance with government regulations relating to the protection of information while allowing users to reduce IT costs, increase efficiency, track and audit transaction and automate processes.  Our WAFS and CDP products provide data replication, acceleration of file transfer, sharing/collaboration and continuous data backup and recovery to our customers.  We believe that we are uniquely positioned to provide comprehensive, secure transfer, sharing, and replication of files that need to be transmitted inside the user’s firewall to distributed offices, or outside the user’s firewall to business and trading partners.

We are a Delaware corporation and were incorporated in 1996. Our offices are located at 6000 Northwest Parkway, Suite 100, San Antonio, Texas 78249. Our phone number is (210) 308-8267 and our website is located at www.globalscape.com.  Information contained on our website is not part of this prospectus.

Products

We market eight products which provide us with a broad and deep solution for secure file transfer, storage and distribution and data replication, backup and recovery.  The following is a brief summary of our products:

•                                          CuteFTP.  A client-side program that permits a user to request a file from or send a file to an FTP server or host computer.

•                                          CuteFTP Pro.  A secure FTP client program designed for advanced users and information technology professionals, which incorporates standards for encrypted transfers using SSL, HTTP and SSH/2, as well as advanced S/KEY password encryption.

•                                          SecureFTP Server.  Secure FTP Server offers a complete digital certificate management system, giving system administrators the ability to create, sign, import, export, and add digital certificates, as well as launch back-end file transfer processes.  The product can be used as a full or partial replacement for complex enterprise-level data interchange systems and offers full remote management capability including the ability to manage multiple FTP sites and end user accounts with advanced restriction settings.

•                                          Enhanced File Transfer Server.  Enhanced File Transfer Server (EFT) is a hardened file server for enterprise-level solutions.  Building on Secure FTP Server’s certificate management, encryption and automation capabilities, EFT adds repository encryption, additional protocol support, SSH security, data offload capabilities and automated notification.  EFT also offers modules that can be integrated into the solution such as DMZ Gateway, which provides a multi-layered security solution implementing the highest levels of security for data storage and retrieval, authentication and firewall transversal, and Secure SMTP Gateway, which transparently secures outbound emails by holding sensitive messages and sending an email notification in advance of retrieving the message and any attachments over a secured HTTPS channel.

•                                          WAFS.  Our Wide Area File System (WAFS) product delivers a unified and accelerated file access system, instant file-sharing and server-to-server mirroring across any distance, with full coherency and at local hard-drive access speeds.  WAFS delivers a true wide area file solution for any distance, and any number of complexity of files.  Continuous, real-time multi-directional acceleration and mirroring technology ensures that data exists in multiple places simultaneously and in complete synchronization, no matter where  a change in any file is made.  The data mirrors among servers on the customer’s LAN or WAN in real time.

•                                          CDP.  Our continuous backup software inexpensively delivers true real-time continuous data protection.  Capturing and mirroring all changes at the byte level as they occur, our CDP product backs-up any number of remote servers to one or more centrally located system, over any connection protocol allowing for continuous data protection as any change in a file is automatically mirrored to secure, remote location.

•                                          Database Backup.  Our continuous database backup/disaster recovery software inexpensively delivers real-time disaster preparedness for database information.  Any changes to database files are continuously captured and mirrored as they occur in real time.  The product replicates any number of database files, and non-database files, of any size from one or more source file-servers to one or more target file-servers over any connections.

•                                          Enterprise.  Enterprise is designated for companies that need both WAFS or multi-directional mirroring and real-time backup.  It includes all the features of the entire WAFS and CDP product line.

In addition to these products which we market and sell directly through our sales force and website, we also offer our web content management solution, Publish XML, through Hannon-Hill Corp. which acts as our sales agent.

Recent Events

On September 22, 2006, we and our wholly-owned subsidiary, GA Acquisition Corp., entered into an agreement and plan of merger with Availl, Inc. and the stockholders of Availl pursuant to which we acquired all of the issued and outstanding shares of the capital stock of Availl.  The initial purchase price was $9.65 million of which $7.65 million was paid in cash and $2.0 million was payable in shares of our common stock (a total of 716,846 shares).  The former Availl stockholders are also entitled to up to an additional $50,000 in cash depending upon the achievement of certain revenue targets for Availl for the fourth quarter of 2006.

In order to finance the cash portion of the purchase price in the merger with Availl, we entered into a loan and security agreement dated September 22, 2006 with Silicon Valley Bank.  The loan agreement provides for a $5.0 million term loan and a $750,000 revolving credit facility.  We borrowed $5.0 million pursuant to the term loan on September 22, 2006.  The entire amount of the revolving credit facility remains available.  The term loan bears interest at 1.25% above the bank’s prime rate and matures on September 22, 2009.  Interest and principal are payable in 36 equal monthly installments on the first day of each calendar month beginning October 1, 2006.  The term loan may be prepaid at anytime but if it is prepaid on or before December 31, 2006, we must pay the bank a premium of $60,000.  Borrowings under the revolving credit facility bear interest at 1.00% above the bank’s prime rate and mature on September 22, 2008.  Interest payments are due on the first day of each calendar month.

We entered into a securities purchase agreement, dated as of November 13, 2006, with the Selling Stockholders, who paid us an aggregate of $3.4 million in gross proceeds in consideration for 1,352,000 shares of our common stock at a price of $2.50 per share.  We also granted warrants to purchase 1,352,000 shares of our common stock to the investors with an exercise price of $3.15 per share. In addition, Thomas W. Brown, the Chairman of the Board, and David L. Mann, a member of our board of directors, sold a total of 2,028,000 shares, at a price of $2.50 per share in a private transaction with the Selling Stockholders.  The transactions closed on November 16, 2006. Each of the Selling Stockholders that purchased shares of our common stock represented that it had acquired the shares for investment purposes only and with no present intention of distributing those shares, except in compliance with all applicable securities laws. In addition, each of the Selling Stockholders represented that it qualified as an “accredited investor” as that term is defined in Rule 501 under the Securities Act of 1933. As part of this transaction, we filed a registration statement, of which this prospectus is a part, to register the resale of these shares by the Selling Stockholders.

The Offering

Common stock offered by Selling Stockholders	4,732,000 shares

Use of proceeds

We will not receive any of the proceeds from the sale of the shares of our common stock by the Selling Stockholders. We did receive $3.4 million of gross proceeds, before expenses, from the sale of 1,352,000 shares of common stock pursuant to the securities purchase agreement. We may also receive cash proceeds upon the exercise of 1,352,000 warrants to purchase common stock with an exercise price of $3.15 held by the Selling Stockholders. If all of such warrants are exercised for cash, we will receive aggregate cash proceeds from such exercise of approximately $4.3 million. See “Use of Proceeds” on page 12.

OTC Bulletin Board Symbol	GSCP.OB

RISK FACTORS

An investment in the securities offered by this prospectus involves a high degree of risk. You should consider carefully the following risk factors in addition to the other information contained in this prospectus, including the information contained in the documents that are incorporated by reference into this prospectus, before making a decision to invest in our common stock.

Risks Related to Operations

If we are unable to develop new and enhanced products and services that achieve widespread market acceptance, or if we are unable to continually improve the performance, features, and reliability of our existing products and services, our business and operating results could be adversely affected.

Our future success depends on our ability to respond to the rapidly changing needs of our customers by developing or introducing new products, product upgrades, and services on a timely basis.  We have in the past incurred, and we believe that we will continue to incur, significant research and development expenses as we strive to remain competitive.  New product development and introduction involves a significant commitment of time and resources and is subject to a number of risks and challenges including:

•                                          Managing the length of the development cycle for new products and product enhancements, which has frequently been longer than we originally expected.

•                                          Adapting to emerging and evolving industry standards and to technological developments by our competitors and customers.

•                                          Extending the operation of our products and services to new platforms and operating systems.

•                                          Entering into new or unproven markets with which we have limited experience.

•                                          Managing new product and service strategies, including integrating our various security and storage technologies, management solutions, customer service, and support into unified enterprise security and storage solutions.

•                                          Incorporating acquired products and technologies.

•                                          Developing or expanding efficient sales channels.

•                                          Obtaining sufficient licenses to technology and technical access from operating system software vendors on reasonable terms to enable the development and deployment of interoperable products, including source code licenses for certain products with deep technical integration into operating systems.

If we are not successful in managing these risks and challenges, or if our new products, product upgrades, and services are not technologically competitive or do not achieve market acceptance, we could have expended substantial resources and capital without realizing sufficient revenues in return, and our business and operating results could be adversely affected.

Fluctuations in demand for our products and services are driven by many factors and a decrease in demand for our products could adversely affect our financial results.

We are subject to fluctuations in demand for our products and services due to a variety of factors, including competition, product obsolescence, technological change, budget constraints of our actual and potential customers, level of broadband usage, awareness of security threats to IT systems, and other factors.  While such factors may, in some periods, increase product sales, fluctuations in demand can also negatively impact our product sales.  If demand for our products declines, our revenues and gross margin could be adversely affected.

We may not be able to develop our sales force as needed to successfully market our new products.

Prior to 2005, we relied heavily on internet sales. However, our newer enterprise programs, Secure FTP Server and Enhanced File Transfer (EFT), and our WAFS and CDP products require a more complex distribution model, including reliance on value-added resellers such as Web development and system consultants. In addition, our internal sales force must be skilled at managing a complex and multi-stage sales process appropriate for these products. We experienced some turnover among our internal sales personnel during 2005, resulting in training new personnel to take their place. Training new employees takes time and can result in a loss of sales due to the technical skills that need to be gained in order to sell our enterprise type software. Future turnover could have an immediate and direct effect on our revenues. Continued turnover, especially of key personnel, could cause revenues to decline dramatically.

Our products are complex and operate in a wide variety of computer configurations, which could result in errors or product failures.

Because we offer very complex products, undetected errors, failures, or bugs may occur, especially when products are first introduced or when new versions are released.  Our products are often installed and used in large-scale computing environments with different operating systems, system management software, and equipment and networking configurations, which may cause errors or failures in our products or may expose undetected errors, failures, or bugs in our products.  Our customers’ computing environments are often characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming.  In addition, despite testing by us and others, errors, failures, or bugs may not be found in new products or releases until after commencement of commercial shipments.  In the past, we have discovered software errors, failures, and bugs in certain of our product offerings after their introduction and have experienced delayed or lost revenues during the period required to correct these errors.

Errors, failures, or bugs in products released by us could result in negative publicity, product returns, loss of or delay in market acceptance of our products, loss of competitive position, or claims by customers or others.  Many of our end-user customers use our products in applications that are critical to their businesses and may have a greater sensitivity to defects in our products than to defects in other, less critical, software products.  In addition, if an actual or perceived breach of information integrity or availability occurs in one of our end-user customer’s systems, regardless of whether the breach is attributable to our products, the market perception of the effectiveness of our products could be harmed.  Alleviating any of these problems could require significant expenditures of our capital and other resources and could cause interruptions, delays, or cessation of our product licensing, which could cause us to lose existing or potential customers and could adversely affect our operating results.

We utilize “open source” software in some of our products.

The open source software community develops software technology for free use by anyone. We have relied on open source technology for the encryption features in our CuteFTP Pro and GlobalSCAPE Secure FTP Server products. Our reliance on open source code software may impose limitations on our ability to commercialize our solution and may subject us to possible intellectual property litigation.

We incorporate a limited amount of open source code software into our products, and we may use more open source code software in the future. Open source code may impose limitations on our ability to commercialize our products because, among other reasons, open source license terms may be ambiguous and may result in unanticipated obligations regarding our solution, and open source software cannot be protected under trade secret law. In addition, it may be difficult for us to accurately determine the developers of the open source code and whether the acquired software infringes third-party intellectual property rights. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. Claims of infringement or misappropriation against us could be costly for us to defend and could require us to seek to obtain licenses from third parties in order to continue offering our solution, to re-engineer our solution or to discontinue the sale of our solution in the event re-engineering could not be accomplished on a timely basis. If this occurs, our business and operating results could be harmed.

In addition, from time to time there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. We use a limited amount of open source software in our solution and may use more open source software in the future. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. Any of this litigation could be costly for us to defend, hurt our results of operations and financial condition or require us to devote additional research and development resources to change our solution.

If we lose key personnel we may not be able to execute our business plan.

Our future success depends on the continued services of key members of our management team. We did not experience turnover in our management team during 2005 and have had only one member leave during 2006, which has been a key to moving our products and revenues forward. These individuals are difficult to replace because of the intense competition for similarly skilled people. In addition, new members of the management team may not be productive for weeks or months as they learn about our products and the administration within GlobalSCAPE.

We may not be able to compete effectively with larger, better-positioned companies, resulting in lower margins and loss of market share.

We compete with a variety of companies who have significantly greater revenues and financial resources than GlobalSCAPE as well as greater personnel and technical resources. For example, CuteFTP and CuteFTP Pro compete with products offered by Ipswitch, Inc. and Microsoft Corporation, EFT competes with products from Sterling Commerce and several other vendors, and WAFS competes with Riverbed Technology which recently completed an initial public offering.  Large companies may be able to develop new technologies more quickly than we can, to offer a broader array of products, and to respond more quickly to new opportunities, industry standards or customer requirements. For example, Sterling Commerce receives approximately $50 million in maintenance contract revenue annually, providing them with significant resources for product development and marketing.  Some competitors may also be able to adopt more aggressive pricing strategies. For example, Ipswitch gives an older version of its file transfer protocol program away for free for non-commercial use, and Microsoft includes file transfer protocol functionality in its internet browser, which it distributes for free. Increased competition may result in lower operating margins and loss of market share. Additional competitors may enter the market and may have significantly greater capabilities and resources than we do.

It may be difficult for us to recruit software developers and other technical and management personnel because we are a relatively small company.

We compete intensely with other internet software development and distribution companies internationally to recruit and hire from a limited pool of qualified personnel. Some qualified candidates prefer to work for larger, better known companies. Failure to attract and maintain qualified personnel would impede our development and maintenance of new and existing products.

Our ability to develop its software will be seriously impaired if we are not able to use our foreign subcontractors.

We rely on foreign subcontractors to help us develop our software. If these programmers decided to stop working for us, or if we were unable to continue using them because of political or economic instability, we would have difficulty finding comparably skilled developers. In addition, we would likely have to pay considerably more for the same work, especially if we used U.S. personnel. If we could not replace the programmers, it would take us significantly longer to develop our products.

We may incur losses as we attempt to expand our business.

We intend to expand our business and therefore expect to expend significant additional resources on developing our sales force, developing a more robust reseller program, research and development, marketing and product development. As a result, we may need to expend significant resources to accomplish these goals. If we fail to successfully develop and market new products or improve our direct and channel sales results, we may not be able to achieve the necessary revenue growth and may not be profitable.

Our operations are vulnerable to security breaches that could harm the quality of our products and services or disrupt our ability to deliver our products and services.

Third parties may breach our system security and damage our products and services or misappropriate confidential customer information. This might cause us to lose customers, or even cause customers to make claims on us for damages to them. In addition, we may be required to expend significant resources to protect against security breaches and/or to address problems caused by such breaches.

Our products may expose customers to invasion of privacy, causing customer dissatisfaction.

Our Secure FTP Server and Enhanced File Transfer are intended to provide outsiders access to a customer’s computer, making the customer vulnerable to security breaches, which could result in the loss of their privacy or property. Customers suffering invasions of privacy or other harm could result in customer dissatisfaction and possible claims against us for any resulting damages.

Risks Related to Stock Ownership

Our stock is a penny stock, which makes it more difficult to sell.

A “penny stock” is any stock which is not traded on a national exchange or quoted on NASDAQ and which falls below a selling price of $5.00 per share in the public market. Our common stock is quoted on the NASD’s OTC Bulletin Board and not on an exchange or the NASDAQ, and it has traded from $0.10 to $4.90 since it began active trading in February 2002. The SEC’s penny stock rules require brokers and dealers to take certain steps before trading in a penny stock, making it more difficult to sell a penny stock than other stock. A sale of penny stock does not usually take place as quickly as a sale of other stock. You may decide to sell your stock when the market price is desirable to you, but by the time the sale is complete, the price of the stock may have fallen to the point that the sale is no longer desirable. The price of penny stocks is typically more volatile than other stocks, exacerbating this problem. Also, some brokers are unwilling to trade in shares of penny stocks.

Our stock price is/may be volatile.

The trading price of our common stock has been and could continue to be subject to wide fluctuations in response to certain factors, including:

•                                          Quarter-to-quarter variations in results of operations;

•                                          Our announcements of new products;

•                                          Our competitors’ announcements of new products;

•                                          Our product development or release schedule;

•                                          General conditions in the software industry; and

•                                          Investor perceptions and expectations regarding our products, plans and strategic position and those of our competitors and customers.

In addition, the public stock markets experience extreme price and trading volume volatility, particularly in high-technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons often unrelated to the operating performance of the specific companies. The broad market fluctuations may adversely affect the market price of our common stock.

We do not pay dividends on our common stock.

We have not paid a dividend on our common stock and have no plan to do so in the near future.  In addition, the terms of our revolving credit facility prohibit the payment of dividends.

Anti-takeover provisions in our charter and Delaware law could inhibit others from acquiring us.

Some of the provisions of our certificate of incorporation and bylaws and in Delaware law could, together or separately:

•                                          discourage potential acquisition proposals;

•                                          delay or prevent a change in control; and

•                                          limit the price that investors may be willing to pay in the future for shares of our common stock.

In particular, our certificate of incorporation and bylaws prohibit stockholders from voting by written consent or calling meetings of the stockholders.  We are also subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested stockholder, as defined in the statute, for a period of three years following the date on which the stockholder became an interested stockholder.

Stockholders’ ownership of our stock may be significantly diluted, affecting the value of the stock.

There were options for 2,440,640 shares outstanding under our employee stock option plans as of December 7, 2006, of which 1,260,060 were vested as of December 7, 2006. We have filed a registration statement under the Securities Act, covering stock issued upon the exercise of options by non-affiliates, and we may file a registration statement covering options held by affiliates as well. If we do not file a registration statement covering affiliates, affiliates who exercise their options may choose to sell the stock under an exemption from registration, such as Rule 144 under the Securities Act. The exercise of these options and sale of the resulting stock could depress the value of our stock.

Risks Related to Legal Uncertainty

We are vulnerable to claims that our products infringe third-party intellectual property rights particularly because our products are partially developed by independent parties.

We may be exposed to future litigation based on claims that our products infringe the intellectual property rights of others. This risk is exacerbated by the fact that some of the code in our products is developed by independent parties or licensed from third parties over whom we have less control than we exercise over internal developers. In addition, we expect that infringement claims against software developers will become more prevalent as the number of products and developers grows and the functionality of software programs in the market increasingly overlaps. Claims of infringement could require us to re-engineer our products or seek to obtain licenses from third parties in order to continue offering its products. In addition, an adverse legal decision affecting our intellectual property, or the use of significant resources to defend against this type of claim could place a significant strain on our financial resources and harm our reputation.

We may not be able to protect its intellectual property rights.

Our software code, and trade and service marks are some of our most valuable assets. Given the global nature of the internet and our business, we are vulnerable to the misappropriation of this intellectual property, particularly in foreign markets, such as China and Eastern Europe, where laws or law enforcement practices are less developed. The global nature of the internet makes it difficult to control the ultimate destination or security of our software making it more likely that unauthorized third parties will copy certain portions of our proprietary information or reverse engineer the proprietary information used in its programs. If our proprietary rights were infringed by a third-party, and we did not have adequate legal recourse, our ability to earn profits, which are highly dependent on those rights, would be severely diminished.

Other companies may own, obtain or claim trademarks that could prevent, limit or interfere with our use of our trademarks.

Our various trademarks are important to our business. If we were to lose the use of any of our trademarks, our business would be harmed and we would have to devote substantial resources towards developing an independent brand identity. Defending or enforcing our trademark rights at a local and international level could result in the expenditure of significant financial and managerial resources.

USE OF PROCEEDS

The Selling Stockholders will receive all proceeds from the sale of the shares of common stock offered by this prospectus. We will not receive any proceeds from the sale of the shares of common stock offered by this prospectus. We did receive $3.4 million of gross proceeds, before expenses, from the sale of 1,352,000 shares of common stock pursuant to the securities purchase agreement.  We may also receive cash proceeds upon the exercise of 1,352,000 warrants to purchase our common stock with an exercise price of $3.15 per share held by the Selling Stockholders. If all of such warrants are exercised for cash, we will receive aggregate cash proceeds from such exercise of approximately $4.3 million, which will be used for general corporate purposes.

MARKET FOR OUR COMMON STOCK

Our common stock is listed on the NASD’s OTC Bulletin Board under the symbol GSCP. As of December 13, 2006, there were approximately 2,550 holders of record of our common stock representing approximately 9,000 beneficial owners. GlobalSCAPE stock began trading on February 15, 2002. The table below sets forth the quarterly high and low bid prices for our common stock for the last three fiscal years (through December 13, 2006).

	Fiscal Year ended December 31,
	2004		2005		2006
	High	Low	High	Low	High		Low

First Quarter (ending March 31)	$0.30	$0.15	$0.32	$0.16	$3.20		$1.05

Second Quarter (ending June 30)	$0.25	$0.11	$0.40	$0.25	$3.75		$2.21

Third Quarter (ending September 30)	$0.30	$0.11	$3.00	$0.31	$3.25		$2.50

Fourth Quarter (ending December 31)	$0.30	$0.15	$4.90	$1.08	$3.50	(1)	$2.16	(1)

(1)                       Through December 13, 2006.

The closing bid price on December 13, 2006 was $2.27. Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

We have never paid a cash dividend, and do not expect to do so in the foreseeable future. The terms of our revolving credit facility prohibit the payment of dividends.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following table sets forth certain information regarding ownership of our common stock as of December 13, 2006 by (i) each person known by GlobalSCAPE to be the beneficial owner of more than 5% of the outstanding shares of common stock, (ii) each director of GlobalSCAPE, (iii) the President, (iv) each of the named executive officers of GlobalSCAPE and (v) all executive officers and directors of GlobalSCAPE as a group.

	As of December 13, 2006
Name of Beneficial Owner	Number of Shares (1)(2)		Percentage of Class (2)
Thomas W. Brown, Director 2511 N. Loop 1604, Suite 203 San Antonio, TX 78258	5,826,233	(3)	35.3%
David L. Mann, Director 150 N. Loop 1604 East, Suite 202 San Antonio, TX 78258	1,908,000		11.6%
Sandra Poole-Christal Marketing Consultant 6000 Northwest Pkwy, Suite 100 San Antonio, TX 78249	1,300,000	(4)	7.6%
Charles R. Poole, Director President & COO 6000 Northwest Parkway, Suite 100 San Antonio, Texas 78249	292,666	(5)	1.8%
Jeffrey Gehring, Vice President of Sales 6000 Northwest Parkway, Suite 100 San Antonio, TX 78249	107,247	(6)	*
Philip M. Renfro, Director 28210 Steeple Chase Lane Fair Oaks Ranch, Texas 78015	20,000	(7)	*
Frank M. Morgan, Director 6100 Bandera Road, Suite 808 San Antonio, TX 78238	20,000	(7)	*
Bernard N. Schneider, Chief Financial Officer 6000 Northwest Parkway, Suite 100 San Antonio, TX 78249	20,000		*
SF Capital Partners, Ltd.(8)	1,200,000		7.3%
Michael A. Roth(8)	1,200,000		7.3%
Brian J. Stark(8)	1,200,000		7.3%
Zeke, LP(9)	1,200,000		7.3%
Edward Antoian(9)	1,200,000		7.3%
All directors and executive officers as a group (6 persons)	8,194,146		48.8%

*                    Denotes ownership of less than 1%.

(1)             To the knowledge of GlobalSCAPE, each stockholder named in the table has sole voting and investment power with respect to all shares of GlobalSCAPE common stock shown as beneficially owned by such stockholder unless otherwise stated. Shares of GlobalSCAPE common stock that are not outstanding but that may be acquired by a person upon exercise of options within 60 days are deemed outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by such stockholder but are not deemed outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by any other stockholder.

(2)             Includes 1,352,000 shares of common stock issued by GlobalSCAPE and 2,028,000 shares of common stock sold by Messers. Brown and Mann on November 16, 2006 in connection with the securities purchase agreement.  Does not include 1,352,000 shares of common stock issuable pursuant to warrants issued in connection with the securities purchase agreement which are not exercisable within 60 days.

(3)             Includes 650 shares owned by Mr. Brown’s spouse. Mr. Brown disclaims beneficial ownership of the shares owned by his spouse.

(4)             Includes 650,000 shares issuable upon exercise of presently exercisable options or options exercisable within 60 days.

(5)             Includes 200,000 shares issuable upon exercise of presently exercisable options or options exercisable within 60 days.

(6)             Includes 66,000 shares issuable upon exercise of presently exercisable options or options exercisable within 60 days.

(7)             Includes 20,000 shares issuable upon exercise of presently exercisable options.

(8)             Does not include 480,000 shares issuable upon exercise of warrants issued in connection with the securities purchase agreement which are not exercisable within 60 days.  Michael A. Roth and Brian J. Stark are the Managing Members of Stark Offshore Management, LLC, which acts as the investment manager and has the sole power to direct the management of SF Capital Partners, Ltd.  Through Stark Offshore, Messers. Roth and Stark possess voting and dispositive power over all of the shares.  Messers. Roth and Stark disclaim beneficial ownership of all of such shares.  The address of SF Capital Partners is:  c/o Stark Offshore Management, LLC, 3600 South Lake Drive, St. Francis, WI 53235.

(9)             Does not include 480,000 shares issuable upon exercise of warrants issued in connection with the securities purchase agreement which are not exercisable within 60 days.  Edward Antoian, in his capacity as the general partner of Zeke, L.P., has voting and investment control over the shares held by Zeke, L.P.  Mr. Antoian disclaims beneficial ownership of all of such shares.  The address of Zeke, L.P. is:  c/o Chartwell Investment Partners, 1235 Westlakes Drive, Suite 400, Berwyn, PA 19312.

SELLING STOCKHOLDERS

We are registering the shares to permit the Selling Stockholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from the Selling Stockholders as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate. The following table sets forth:

•                                          the name of each Selling Stockholder,

•                                          the number and percent of shares of our common stock that each Selling Stockholder beneficially owned prior to the offering for resale of the shares under this prospectus, including warrants to purchase common shares and options to purchase common shares that are exercisable within 60 days of the date of this prospectus,

•                                          the number of shares of our common stock that may be offered for resale for the account of each Selling Stockholder under this prospectus, and

•                                          the number and percent of shares of our common stock to be beneficially owned by each Selling Stockholder after the offering of the resale shares (assuming all of the offered resale shares are sold by each Selling Stockholder).

The number of shares in the column “Number of Shares Being Offered” represents all of the shares that each Selling Stockholder may offer under this prospectus. We do not know how long each Selling Stockholder will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with the stockholders regarding the sale of any of the resale shares. The shares offered by this prospectus may be offered from time to time by each Selling Stockholder listed below.

This table is prepared solely based on information supplied to us by the listed Selling Stockholder, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the SEC, and assumes the sale of all of the resale shares.

Name	Shares of Common Stock Beneficially Owned Prior to Offering	Percentage	Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After the Offering	Percentage
Zeke, L.P. (1)	1,680,000	9.9	1,680,000	0	0
Edward Antoian (1)	1,680,000	9.9	1,680,000	0	0
SF Capital Partners, Ltd. (2)	1,680,000	9.9	1,680,000	0	0
Michael A. Roth (2)	1,680,000	9.9	1,680,000	0	0
Brian J. Stark (2)	1,680,000	9.9	1,680,000	0	0
Enable Growth Partners, L.P. (3)	357,000	2.16	357,000	0	0
Enable Opportunity Partners, L.P. (3)	42,000	*	42,000	0	0
Pierce Diversified Strategy Master Fund, LLC Ena (3)	21,000	*	21,000	0	0
Mitch Levine(3)	420,000	2.53	420,000	0	0
Dolphin Offshore Partners, L.P. (4)	392,000	2.36	392,000	0	0
Peter E. Salas (4)	392,000	2.36	392,000	0	0
Emancipation Capital Master Ltd. (5)	280,000	1.69	280,000	0	0
Charles Frumberg (5)	280,000	1.69	280,000	0	0
Iroquois Master Fund Ltd. (6)	140,000	*	140,000	0	0
Joshua Silverman (6)	140,000	*	140,000	0	0
Nite Capital LP (7)	140,000	*	140,000	0	0
Keith A. Goodman (7)	140,000	*	140,000	0	0

*                    Less than 1%

(1)             Includes 480,000 shares issuable upon exercise of the Warrants.  Edward Antoian, in his capacity as the general partner of Zeke, L.P., has voting and investment control over the shares held by Zeke, L.P.  Mr. Antoian disclaims beneficial ownership of all of such shares.  The address of Zeke, L.P. is:  c/o Chartwell Investment Partners, 1235 Westlakes Drive, Suite 400, Berwyn, PA 19312.

(2)             Includes 480,000 shares issuable upon exercise of the Warrants.  Michael A. Roth and Brian J. Stark are the Managing Members of Stark Offshore Management, LLC, which acts as the investment manager and has the sole power to direct the management of SF Capital Partners, Ltd.  Through Stark Offshore, Messers. Roth and Stark possess voting and dispositive power over all of the shares.  Messers. Roth and Stark disclaim beneficial ownership of all of such shares.  The address of SF Capital Partners is:  c/o Stark Offshore Management, LLC, 3600 South Lake Drive, St. Francis, WI 53235.

(3)             Includes 120,000 shares issuable upon exercise of the Warrants.  Mitch Levine, in his capacity as the Managing Partner of Enable Growth Partners, L.P., Enable Opportunity Partners, L.P. and Pierce Diversified Strategy Master Fund, LLC Ena has voting and investment control over the shares held by Enable Growth Partners, L.P., Enable Opportunity Partners, L.P. and Pierce Diversified Strategy Master Fund, LLC Ena.  Mr. Levine disclaims beneficial ownership of all of such shares.  The address of Enable Growth Partners, L.P., Enable Opportunity Partners, L.P. and Pierce Diversified Strategy Master Fund, LLC Ena is:  One Ferry Building, Suite 255, San Francisco, CA 94111.

(4)             Includes 112,000 shares issuable upon exercise of the Warrants.  Peter E. Salas, in his capacity as the general partner of Dolphin Offshore Partners, L.P., has voting and investment control over the shares held by Dolphin Offshore Partners, L.P.  Mr. Salas disclaims beneficial ownership of all of such shares.  The address of Dolphin Offshore Partners, L.P. is:  c/o Dolphin Asset Management Corp., 129 East 17th Street, New York, NY 10003.

(5)             Includes 80,000 shares issuable upon exercise of the Warrants.  Charles Frumberg has voting and investment control over the shares held by Emancipation Capital Master Ltd.  Mr. Frumberg disclaims beneficial ownership of all such shares.  The address of Emancipation Capital Master Ltd. is:  1120 Avenue of the Americas, Suite 1504, New York, NY 10036.

(6)             Includes 40,000 shares issuable upon exercise of the Warrants.  Joshua Silverman, has voting and investment control over the shares held by Iroquois Master Fund, Ltd.  Mr. Silverman disclaims beneficial ownership of all of such shares.  The address of Iroquois Master Fund, Ltd. is:  641 Lexington Avenue, 26th Floor, New York, NY 10022.

(7)             Includes 40,000 shares issuable upon exercise of the Warrants.  Keith A. Goodman, in his capacity as the manager of Nite Capital LLC, the general partner of Nite Capital LP, has voting and investment control over the shares held by Nite Capital LP.  Mr. Goodman disclaims beneficial ownership of all of such shares.  The address of Nite Capital LP is:  100 East Cook Avenue, Suite 201, Libertyville, IL 60048.

PLAN OF DISTRIBUTION

The Selling Stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•                                          ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                                          block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•                                          purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                                          an exchange distribution in accordance with the rules of the applicable exchange;

•                                          privately negotiated transactions;

•                                          short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•                                          through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•                                          broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share; and

•                                          a combination of any such methods of sale.

The Selling Stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.  The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The Selling Stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.  The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any.  Each of the Selling Stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.  We will not receive any of the proceeds from this offering. Upon any exercise of any warrants by payment of cash, however, we will receive the exercise price of the warrants.

The Selling Stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act.  Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.  Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.  In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates.  In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.  The Selling

Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the Selling Stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the Selling Stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue 40,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.  At December 13, 2006, there were 16,490,146 shares of our common stock and no shares of preferred stock issued and outstanding.

Common Stock.  Holders of our common stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes for the election of directors.  Holders of our common stock do not have preemptive rights to subscribe for additional shares of common stock we issue.  Holders of our common stock are entitled to receive dividends as may be declared by the Board of Directors out of funds legally available therefor.  Under the terms of our revolving credit facility, we may not pay dividends on shares of the common stock.  In the event of liquidation, holders of the common stock are entitled to share pro rata in any distribution of our assets remaining after payment of liabilities, subject to the preferences and rights of the holders of any outstanding shares of Preferred Stock.  All of the outstanding shares of the common stock are fully paid and nonassessable.

Preferred Stock.  Our board of directors may, without further action of our stockholders, issue shares of preferred stock in one or more series and fix the designations, powers, preferences and relative, participating, optional or other rights of such series and any qualifications, limitations or restrictions.  Our board of directors may, without further action by our stockholders, issue shares of preferred stock which it has designated. The rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of holders of preferred stock.  While the issuance of preferred stock provides flexibility in connection with additional financing, possible acquisitions and other corporate purposes, future issuances may have the effect of delaying, deferring or preventing the change of control in us without further action by our stockholders and may discourage bids for the common stock at a premium over the market price.

Warrants.  We issued warrants to purchase 1,352,000 shares of common stock in connection with the sale of the common stock to the Selling Stockholders on November 16,

2006. The warrants may not be exercised prior to May 15, 2007 and expire on May 15, 2012 and are exercisable at a price of $3.15 per share, subject to certain adjustments. The exercise price will not, in any event, be adjusted to a price of less than $2.81 per share except in the event of stock dividends, stock splits or similar events.

Anti-takeover Effects of Certain Provisions of the Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws provide for our Board of Directors to be divided into three classes of directors serving staggered three-year terms.  As a result, approximately one-third of our Board of Directors will be elected each year.  Our certificate of incorporation and bylaws provide that our Board of Directors will consist of not less than three nor more than 12 members, with the exact number to be determined from time to time by the affirmative vote of a majority of directors then in office.  Our Board of Directors, and not our stockholders, has the authority to determine the number of directors, and could prevent any stockholder from obtaining majority representation on our Board of Directors by enlarging the Board of Directors and by filling the new directorships with the stockholder’s own nominees.  In addition, directors may be removed by the stockholders only for cause.

Our certificate of incorporation and bylaws provide that special meetings of our stockholders may be called only by the Chairman of the Board, the President or a majority of the members of our Board of Directors.  This provision may make it more difficult for stockholders to take actions opposed by our Board of Directors.

Our certificate of incorporation and bylaws provide that any action required to be taken or which may be taken by holders of our common stock must be effected at a duly called annual or special meeting of such holders, and may not be taken by any written consent of such stockholders.  These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by the persons set forth above.  The provisions of the certificate of incorporation and bylaws prohibiting stockholder action by written consent could prevent the holders of a majority of the voting power of GlobalSCAPE from using the written consent procedure to take stockholder action and taking action by consent without giving all of our stockholders entitled to vote on a proposed action the opportunity to participate in determining such proposed action.

Anti-Takeover Statutes

In addition to the provisions of our certificate of incorporation and bylaws described above, certain provisions of Delaware law could make more difficult the acquisition of us by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of GlobalSCAPE to first negotiate with our board of directors.

We are subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

•                                          prior to such date, the board of directors approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•                                          upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•                                          on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual meeting or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•                                          any merger or consolidation involving the corporation and the interested stockholder;

•                                          any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•                                          subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•                                          any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•                                          the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation, or an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of a corporation at any time within three years prior to the time of determination of interested stockholder status; and any entity or person affiliated with or controlling or controlled by such entity or person.

LEGAL MATTERS

The validity of the issuance of common stock offered hereby will be passed upon for us by Jackson Walker L.L.P.

EXPERTS

Our financial statements as of December 31, 2005 and 2004 and for each of the years in the two year period ended December 31, 2005 have been audited by Helin, Donovan, Trubee & Wilkinson, LLP, an independent registered public accounting firm, as stated in their report with respect thereto, and are incorporated by reference herein and in the registration statement in reliance upon the authority of Helin, Donovan, Trubee & Wilkinson, LLP as experts in accounting and auditing.

The consolidated financial statements of operations, stockholders’ equity, and cash flows of GlobalSCAPE, Inc. for the year ended December 31, 2003, appearing in GlobalSCAPE, Inc.’s Annual Report (Form 10-K and Form 10-K/A Number 1) for the year ended December 31, 2005, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference.  Such financial statements have been incorporated herein by reference and included herein, respectively, in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The financial statements of Availl, Inc. as of December 31, 2005 and 2004 and for each of the years in the two year period ended December 31, 2005 have been audited by Helin, Donovan, Trubee & Wilkinson, LLP, an independent registered public accounting firm, as stated in their report with respect thereto, and are incorporated by reference herein and in the registration statement in reliance upon the authority of Helin, Donovan, Trubee & Wilkinson, LLP as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and special reports, and other information with the SEC. You may read and copy any document which we have filed at the SEC’s public reference room at:

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference room. Copies of our SEC filings are also available to the public from the SEC’s web site at www.sec.gov.

Documents filed by us pursuant to the Securities Exchange Act may be reviewed and/or obtained through the Securities and Exchange Commission’s Electronic Data Gathering Analysis and Retrieval System, which is publicly available through the Securities and Exchange Commission’s web site (http://www.sec.gov).

The SEC allows us to “incorporate by reference” information into this Information Statement, which means that we can disclose important information to you by referring you to another document or report filed separately with the SEC. The information incorporated by reference is deemed to be a part of this prospectus, except to the extent any information is superseded by this prospectus. The following documents which have been filed by us with the SEC and contain important information about us are incorporated into this prospectus:

•                                          Annual Report on Form 10-K for the year ended December 31, 2005 and filed with the SEC on March 9, 2006;

•                                          Annual Report on Form 10-K/A Number 1 for the year ended December 31, 2005 and filed with the SEC on May 3, 2006;

•                                          Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and filed with the SEC on May 12, 2006;

•                                          Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and filed with the SEC on August 14, 2006;

•                                          Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and filed with the SEC on November 13, 2006;

•                                          Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2006 and filed with the SEC on December 13, 2006;

•                                          Current Report on Form 8-K dated April 4, 2006 and filed with the SEC on April 4, 2006;

•                                          Current Report on Form 8-K dated April 26, 2006 and filed with the SEC on May 2, 2006;

•                                          Current Report on Form 8-K dated May 30, 2006 and filed with the SEC on June 1, 2006;

•                                          Current Report on Form 8-K dated June 13, 2006 and filed with the SEC on June 13, 2006;

•                                          Current Report on Form 8-K dated September 27, 2006 and filed with the SEC on September 27, 2006;

•                                          Current Report on Form 8-K dated November 17, 2006 and filed with the SEC on November 17, 2006; and

•                                          Current Report on Form 8-K/A dated December 7, 2006 and filed with the SEC on December 8, 2006.

Notwithstanding the foregoing, information that we elect to furnish, but not file, or have furnished, but not filed, with the SEC in accordance with SEC rules and regulations is not incorporated into the registration statement or this prospectus and does not constitute a part hereof.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement of which this prospectus is a part but not delivered with this prospectus.  We will provide those reports and documents upon written or oral request and at no cost to the requester.  Requests for reports or documents should be submitted to the company at the following address or telephone number:

GlobalSCAPE, Inc.

6000 Northwest Parkway, Suite 100

San Antonio, Texas 78249

(210) 308-8267

Each of the reports and documents may also be accessed through our website which is located at www.globalscape.com.

4,732,000 Shares

GLOBALSCAPE, INC.

Common Stock

PROSPECTUS

The date of this prospectus is December 15, 2006

Until _______ __, 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.             OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the fees and expenses, other than discounts, commissions and concessions payable to broker-dealers and agents, in connection with the offering and distribution of the securities being offered hereunder. All amounts other than the filing fee for the registration statement are estimates. All of these fees and expenses will be borne by the registrant.

Securities and Exchange Commission Filing Fee		$1,190
Printing Fees and Expenses	$	*
Legal Fees	$	*
Accounting and Auditor Fees	$	*
Miscellaneous Fees	$	*
Total	$	*

*                    To be filed by amendment.

ITEM 14.             INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company’s Amended and Restated Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, as the same may be amended, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize the further elimination or limitation on personal liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Delaware General Corporation Law.

The Company’s Amended and Restated Certificate of Incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent shall be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law, as amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except for certain exceptions set forth in the Restated Certificate of Incorporation, the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors of the Company. The right to indemnification set forth in the Restated Certificate of Incorporation is a contract right and includes the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under the Restated Certificate of Incorporation. The Company may, by action of its Board of Directors, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of directors or officers.

The Company’s Amended and Restated Certificate of Incorporation also provides that the Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing, the registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15.             RECENT SALES OF UNREGISTERED SECURITIES.

Since December 1, 2003, the Company has made the following sales of securities that were not registered under the Securities Act of 1933, as amended (the “Securities Act”):

•                                          On September 22, 2006, we issued a total of 716,846 shares of common stock to certain former stockholders of Availl, Inc. in connection with the merger with Availl.  These shares were issued in reliance on the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended.

•                                          On November 16, 2006, we issued a total of 1,352,000 shares of common stock and warrants to purchase 1,352,000 shares of common stock to the Selling Stockholders in reliance on the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended.  America’s Growth Capital, LLC acted as the Company’s placement agent and received a cash commission of $500,000 which was paid by the Company and Messers. Brown and Mann.

ITEM 16.             EXHIBITS.

Exhibit Number	Description
2.1

Agreement and Plan of Merger dated September 22, 2006 by and among GlobalSCAPE, Inc., GA Acquisition Corporation, Availl, Inc., Chuck Shavit, Ellen Ohlenbusch, Craig Randall, Ronald Lachman, Lachman Goldman Ventures LLC and Chuck Shavit as Stockholders’ Representative (Filed as Exhibit 2.1 to Form 8-K filed September 27, 2006)

3.1	Form of Amended Restated Certificate of Incorporation (Filed as Exhibit 3.1 to Form 8-K filed November 17, 2006)
3.2	Amended and Restated Bylaws of the Company effective as of November 13, 2006 (Filed as Exhibit 3.2 to Form 8-K filed November 17, 2006).
4.1	Specimen of Stock Certificate (Filed as Exhibit 4.1 to Annual Report on Form 10-K filed April 2, 2001).
4.2	Registration Rights Agreement dated November 16, 2006 by and between GlobalSCAPE, Inc. and the Purchasers signatory thereto (filed as Exhibit 4.1 to Form 8-K filed November 17, 2006)
5.1	Opinion of Jackson Walker L.L.P. (Filed herewith)
*10.1	1998 Stock Option Plan as amended May 13, 1999 (Filed as Exhibit 4.2 to Form 10 filed May 12, 2000).
*10.2	2000 Stock Option Plan dated May 8, 2000 (Filed as Exhibit 4.3 to Form 10 filed May 12, 2000).
*10.3

Form of 1998 Stock Option Plan Rights Termination Letter Agreement of Directors to Agree Not to Claim Any Right of Adjustment dated February 4, 2000 (Filed as Exhibit 4.6 to Form 10 filed May 12, 2000).

*10.4	Form of 1998 Stock Option Plan Rights Termination Letter Agreement for Employees and Consultants to Cancel Options dated February 8, 2000 (Filed as Exhibit 4.7 to Form 10, filed May 12, 2000).
*10.5	Form of 1998 Stock Option Plan Rights Termination Letter of Officer to Agree Not to Claim Any Right of Adjustment dated February 8, 2000 (Filed as Exhibit 4.8 to Form 10 filed May 12, 2000).
*10.6	Form of 1998 Stock Option Plan Rights Termination Letter Agreement of Officer to Agree Not to Exercise Options dated February 8, 2000 (Filed as Exhibit 4.9 to Form 10 filed May 12, 2000).
*10.7	Form of 1998 Stock Option Plan Reinstatement and Adjustment Letter for Employees dated December 19, 2000 (Filed as Exhibit 10.17 to Annual Report on Form 10-K filed April 2, 2001).
*10.8	Form of Release and Indemnity Agreement between GlobalSCAPE, Inc. and Employees dated December 19, 2000 (Filed as Exhibit 10.18 to Annual Report on Form 10-K filed April 2, 2001).

Exhibit Number	Description

10.9	Commercial Lease Agreement between ACLP University Park S.A. II, L.P. and the Company dated April 13, 1999 (Filed as Exhibit 10.1 to Form 10 filed May 12, 2000).
*10.10	Release and Indemnity Agreement between GlobalSCAPE, Inc. and Sandra Poole-Christal dated April 2, 2001 (Filed as Exhibit 10.17 to Annual Report on Form 10-K filed April 1, 2002).
*10.11

Granting letter for 808,571 options to Sandra Poole-Christal under GlobalSCAPE, Inc. 1998 Stock Option Plan dated April 20, 2001 (Filed as Exhibit 10.18 to Annual Report on Form 10-K filed April 1, 2002).

*10.12	Bonus letter for Sandra Poole-Christal in connection with grant of 808,571 options under 1998 Stock Option Plan (Filed as Exhibit 10.19 to Annual Report on Form 10-K filed April 1, 2002).
*10.13	Incentive Stock Option Agreement between GlobalSCAPE, Inc. and Sandra Poole Christal dated April 20, 2001 (Filed as Exhibit 10.20 to Annual Report on Form 10-K filed April 1, 2002).
*10.14	Form of Incentive Stock Option Agreement under GlobalSCAPE, Inc. 2000 Stock Option Plan (Filed as Exhibit 10.21 to Annual Report on Form 10-K filed April 1, 2002).
*10.15	Employment Agreement between GlobalSCAPE, Inc. and Charles R. Poole dated effective July 1, 2005 (Filed as exhibit 10.1 on Form 8-K filed June 20, 2005).
*10.16	Incentive Stock Option Agreement between GlobalSCAPE, Inc. and Charles R. Poole dated June 15, 2005 (Filed as Exhibit 10.2 on Form 8-K filed June 20, 2005).
10.17

Securities Purchase Agreement dated November 13, 2006 by and among GlobalSCAPE, Inc., the Stockholders named in Schedule I thereto and the Purchasers named therein (Filed as Exhibit 10.1 to Form 8-K filed November 17, 2006).

10.18	Form of Common Stock Purchase Warrant (Filed as Exhibit 10.2 to Form 8-K filed November 17, 2006).
10.19	Loan and Security Agreement dated September 22, 2006 by and between GlobalSCAPE, Inc. and Silicon Valley Bank (filed as Exhibit 10.1 to Form 8-K filed September 27, 2006).
*10.20	Form of Non-Qualified Stock Option Agreement under the GlobalSCAPE, Inc. 2000 Stock Option Plan (Filed as Exhibit 10.2 to Form 10-Q filed November 13, 2006)
21.1	Subsidiaries (Filed herewith)
23.1	Consent of Helin, Donovan, Trubee & Wilkinson, LLP (filed herewith).
23.2	Consent of Ernst & Young LLP (filed herewith)
23.3	Consent of Jackson Walker L.L.P. (Included in Exhibit 5.1)

*                    Management Compensation Plan or Arrangement.

ITEM 17.             UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, GlobalSCAPE, Inc has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on December 15, 2006.

GlobalSCAPE, Inc.

By:	/s/ Charles R. Poole
Charles R. Poole
President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles R. Poole, Bernard Schneider or either of them, his or her true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any related Registration Statement filed pursuant to Rule 462(b) under the Security Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granted unto said attorney-in-fact and agents, full power and authority to do and to perform each and every act and thing required and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or any of them or their substitutes or substitutes, could lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on December 15, 2006.

Signature	Title

/s/ CHARLES R. POOLE	Director, President and Chief Executive Officer
Charles R. Poole	(Principal Executive Officer)

/s/ BERNARD SCHNEIDER	Chief Financial Officer
Bernard Schneider	(Principal Financial and Accounting Officer)

/s/ THOMAS W. BROWN	Director
Thomas W. Brown

/s/ DAVID L. MANN	Director
David L. Mann

/s/ PHILLIP M. RENFRO	Director
Phillip M. Renfro

/s/ FRANK M. MORGAN	Director
Frank M. Morgan